EXHIBIT 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Third Quarter 2005 Financial Results
- - - -
Third Quarter Sales of $10.9 Million; 4.0% Sequential Quarterly Growth

Hod Hasharon, Israel, November 1, 2005 - PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the third quarter ended September 30, 2005.

For the third quarter of 2005, sales were $10.9 million, compared to sales of $10.5 million for the second quarter of 2005, representing an increase of 4.0% and compared to $11.0 million for the third quarter of 2004. These results are in line with guidance provided during the Company’s second quarter conference call.

The Company reported a net profit for the third quarter of 2005 of $0.9 million, or, $0.04 per diluted share, compared with a net profit of $0.9 million, or $0.04 per diluted share, for the third quarter of 2004, and a net profit of $0.8 million, or $0.04 per diluted share, for the second quarter of 2005.

Net profit for the third quarter of 2005 includes $0.5 million of non-cash stock-based compensation expense, compared to $0.6 million of non-cash stock-based compensation expense in the third quarter of 2004, and $0.5 million of non-cash stock-based compensation expense in the second quarter of 2005.

Non-GAAP net income excludes the effects of non-cash stock-based compensation expense. Non-GAAP net income for the third quarter of 2005 was $1.4 million, or $0.07 per share, compared to non-GAAP net income for the third quarter of 2004 of $1.5 million, or $0.07 per share, and non-GAAP net income for the second quarter of 2005 of $1.3 million, or $0.06 per share.

As of September 30, 2005, the Company had cash, cash equivalents and marketable debt securities of $77.4 million as compared to $80.8 million as of December 31, 2004. This decrease was caused primarily due to a one-time payment of withholding taxes resulting from employees' exercise of share options, which occurred during the first quarter of 2005.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are pleased to have achieved sequential growth that was in line with our expectations. The quarter was highlighted by several key accomplishments, including the expansion of our licensing program and international presence with the opening of our second Asia-Pacific office.”

He continued, “Of particular importance during the quarter was the creation of the IEEE 802.3at task force, of which PowerDsine will be a founding member. This task force will work towards establishing an enhanced PoE standard, capable of delivering at least 40 Watts of power from a switch. We believe that this next step in the evolution of PoE technology will serve to enhance PowerDsine’s long-term growth opportunities as the range of end devices capable of utilizing PoE expands.

As one of the pioneers in PoE technology and given our leadership role in establishing the first PoE standard, we believe that our experience and technical expertise will translate into advantages for PowerDsine as the standard evolves. With our pre-standard High Power over Ethernet Midspans already available, we believe we are well positioned to capitalize on the increased opportunity in the PoEPlus arena as the Task Force progresses toward a standard.”

Mr. Rotem concluded, “We are pleased with our achievements to date and look forward to the challenges and opportunities that lie ahead as the PoE market continues to evolve. We believe that PowerDsine has the right mix of assets for continued growth and success.”

Earnings Conference call

The Company will host a conference call to discuss its financial results and other third quarter business developments at 8:00 a.m. EST on Tuesday, November 1, 2005. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EST, November 1, 2005 until November 8, 2005 at 11:59 p.m. EST. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 6625852.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2005
(U.S. dollars in thousands)

	September 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,196	$15,616
Short-term marketable debt securities	25,052	28,149
Accounts receivable	11,941	7,563
Inventories	1,297	1,431
Total current assets	55,486	52,759

PROPERTY AND EQUIPMENT - net	1,863	1,623

INVESTMENTS AND OTHER LONG-TERM ASSETS	37,113	38,743
Total assets	$94,462	$93,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	10,647	13,827

ACCRUED SEVERANCE PAY	2,225	1,973

Total liabilities	12,872	15,800
SHAREHOLDERS’ EQUITY	81,590	77,325
Total liabilities and shareholders' equity	$94,462	$93,125

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS AND THREE MONTHS PERIODD ENDED SEPTEMBER 30, 2005
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

SALES- NET	$10,872	$11,028	$31,397	$29,597
COST OF SALES	5,019	5,389	14,559	14,518
GROSS PROFIT	5,853	5,639	16,838	15,079
RESEARCH AND DEVELOPMENT
EXPENSES	1,576	1,727	4,884	4,807
SELLING AND MARKETING EXPENSES	2,633	1,956	6,971	5,490
GENERAL AND ADMINISTRATIVE
EXPENSES	772	744	2,620	1,779
STOCK - BASED COMPENSATION	505	580	1,502	5,415
INCOME (LOSS) FROM OPERATIONS	367	632	861	(2,412)
FINANCIAL INCOME - net	587	288	1,712	339
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	954	920	2,573	(2,073)
TAXES ON INCOME	(56)	(28)	(126)	(99)
NET INCOME (LOSS) FOR THE PERIOD	$898	$892	$2,447	$(2,172)
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.05	$0.05	$0.13	$(0.25)
Diluted	$0.04	$0.04	$0.12	$(0.25)
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,535,152	18,625,818	19,460,242	8,609,007
Diluted	20,770,118	20,482,645	20,721,447	8,609,007

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands, except per share data)

To supplement our consolidated financial statements presented in accordance with GAAP, the accompanying table shows a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

GAAP net profit (loss) - for the period	$898	$892	$2,447	$(2,172)
Stock-based compensation expense	505	580	1,502	5,415
Pro-forma (non-GAAP) net income- for the period	$1,403	$1,472	$3,949	$3,243

PRO-FORMA NET INCOME PER ORDINARY SHARE:	$0.07	$0.07	$0.18	$0.15

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4	21.4	21.4